Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

CC Neuberger Principal Holdings II Announces Shareholder Approval of Proposed Business Combination with Getty Images

NEW YORK, July 20, 2022 -- CC Neuberger Principal Holdings II (NYSE: PRPB) (“CC Neuberger”), a publicly traded special purpose acquisition company formed through a partnership between CC Capital and Neuberger Berman, announced that at its Extraordinary General Meeting of Shareholders held on July 19, 2022, CC Neuberger shareholders voted to approve and adopt the previously announced business combination with Getty Images, a preeminent global visual content creator and marketplace.

The formal results of the vote are included in a Current Report on Form 8-K filed by CC Neuberger with the Securities and Exchange Commission (the “SEC”).

The business combination is expected to close on July 22, 2022, subject to the satisfaction or waiver of customary closing conditions. Upon closing of the business combination, the combined company will change its name to Getty Images Holdings, Inc., and common stock and warrants of the combined company are expected to begin trading on the New York Stock Exchange on July 25, 2022, under the symbol "GETY" and "GETY WS," respectively.

Craig Peters, CEO of Getty Images, said: "We are pleased the shareholders approved our merger with CC Neuberger, and we look forward to returning to public markets. As a public company we will continue moving the world with content that we believe can't be found anywhere else, advanced technology, exclusive partnerships with some of the best visual creators in the world, and an archive dating back to the beginning of photography and videography.”

About CC Neuberger Principal Holdings II

CC Neuberger Principal Holdings II is a special purpose acquisition company that completed its initial public offering in July 2020, raising $828 million in proceeds. Formed and led by Chinh E. Chu, Douglas Newton, Jason K. Giordano, Matthew Skurbe, Charles Kantor and other senior professionals of CC Capital and Neuberger Berman, CC Neuberger Principal Holdings II is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About Getty Images

Getty Images is a preeminent global visual content creator and marketplace that offers a full range of content solutions to meet the needs of any customer around the globe, no matter their size. Through its Getty Images, iStock and Unsplash brands, websites and APIs, Getty Images serves customers in almost every country in the world and is the first-place people turn to discover, purchase and share powerful visual content from the world’s best photographers and videographers. Getty Images works with over 488,000 contributors and more than 300 premium content partners to deliver this powerful and comprehensive content. Each year Getty Images covers approximately 160,000 news, sport and entertainment events providing depth and breadth of coverage that is unmatched. Getty Images maintains one of the largest and best privately-owned photographic archives in the world with millions of archive images dating back to the beginning of photography.

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Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”), among Griffey Global Holdings, Inc. (the “Company”), CC Neuberger, Vector Holding, LLC (“New CCNB”) and the other parties to a definitive business combination agreement (the “Business Combination Agreement”), New CCNB has filed a registration statement on Form S-4 (File No. 333-262203) (as may be amended from time to time, the “Registration Statement”) that includes a proxy statement and a prospectus of New CCNB, which was declared effective on June 30, 2022, and CC Neuberger mailed a definitive proxy statement/prospectus relating to the Business Combination to CC Neuberger’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, contained important information about the Business Combination and the other matters that were voted upon at a meeting of CC Neuberger’s shareholders held to approve the Business Combination (and related matters). New CCNB and CC Neuberger may also file other documents with the SEC regarding the Business Combination. CC Neuberger shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about New CCNB, CC Neuberger, the Company and the Business Combination.

Shareholders may also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC by CC Neuberger through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CC Neuberger, the Company and their respective directors and officers may be deemed participants in the solicitation of proxies of CC Neuberger shareholders in connection with the business combination. CC Neuberger shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CC Neuberger and a description of their interests in CC Neuberger is contained in CC Neuberger’s final prospectus related to its initial public offering, dated July 30, 2020 and in CC Neuberger’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CC Neuberger shareholders in connection with the business combination and other matters that were voted upon at the Shareholder Meeting are set forth in the Registration Statement for the business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination has been included in the Registration Statement that CC Neuberger filed with the SEC. Shareholders are able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov or by directing a request to: CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, NY.

Forward-Looking Statements

This report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CC Neuberger’s or the Company’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the business combination will generate returns for shareholders. These forward-looking statements are based on CC Neuberger’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company‘s or CC Neuberger ‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (b) the outcome of any legal proceedings that may be instituted against CC Neuberger, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (c) the inability to complete the business combination due to the failure to satisfy the conditions to closing; (d) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the business combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the business combination disrupts current plans and operations of the Company or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the business combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CC Neuberger to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of CC Neuberger ‘s securities and the attractiveness of the business combination to investors; (k) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (l) the Company’s estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CC Neuberger, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CC Neuberger. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and CC Neuberger assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor CC Neuberger gives any assurance that either the Company or CC Neuberger will achieve its expectations.

Disclaimer

This press release relates to a proposed business combination between the Company and CC Neuberger. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Getty Images

Anne Flanagan

Anne.flanagan@gettyimages.com

CC Neuberger Principal Holdings II

CC Capital

Jon Keehner, Tim Ragones and Erik Carlson

Joele Frank, Wilkinson Brimmer Katcher

215-355-4449

Neuberger Berman

Alex Samuelson

Alexander.samuelson@nb.com

212-476-5392